

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Howard Yu
Chief FInancial Officer
Ball Corporation
9200 W. 108 th Circle , P.O. Box 5000
Westminster , CO 80021-2510

> **Re: Ball Corporation**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 1-07349**

Dear Howard Yu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations, page 23

1. We note your discussion of your results of operations, starting on page 23, that describe multiple factors that impacted these line items in each respective reporting period. For example, your Cost of Sales discussion describes the *increase year-over-year is primarily due to higher manufacturing costs, general inflationary cost pressures and global supply chain transportation disruptions* but does not quantify the component impact of each factor. In addition, we noted your Selling, General and Administrative, and Segment Results narratives include a *partially offsetting* driver without related quantification. In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing